UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2015

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LTD

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 4951033 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 25, 2015, Teva Pharmaceutical Industries Ltd. (“Teva”) entered into a $27 billion bridge loan credit agreement (the “Bridge Facility”) with Bank of America Merrill Lynch International Limited, Bank of America N.A., London Branch, Barclays Bank PLC, BNP Paribas, Citibank, N.A., London Branch, Credit Suisse AG, Cayman Islands Branch, Credit Suisse Securities (USA) LLC, HSBC Bank plc, Morgan Stanley Senior Funding, Inc., Mizuho Bank, Ltd., RBC Capital Markets, Royal Bank of Canada and Sumitomo Mitsui Banking Corporation.

Teva intends to use funds borrowed under the Bridge Facility as a portion of the cash consideration for its pending acquisition (the “Acquisition”) of the global generics business and certain other assets of Allergan plc (“Allergan”) pursuant to the Master Purchase Agreement (the “Master Purchase Agreement”), dated as of July 26, 2015, by and between Teva and Allergan.

Any loan under the Bridge Facility (the “Loan”) will bear an interest rate of LIBOR plus a margin ranging from 0.30-4.70% depending on the Rating (as defined in the Bridge Facility) of Teva at such time as well as the period that the Loan is outstanding. Such Loan will mature on the date that is the earlier of (a) twelve months from the funding date and (b) July 31, 2017 (the “Initial Maturity Date”), subject to two six-month extensions following the Initial Maturity Date at the option of Teva provided that certain conditions are met.

Funding of the Loan under the Bridge Facility is subject to conditions consisting of (i) the Acquisition having been consummated substantially contemporaneously with the borrowing in accordance with the Master Purchase Agreement, (ii) since July 26, 2015, no Effects (as defined in the Master Purchase Agreement) having occurred which, individually or in the aggregate, have had (and have continued to have) or would reasonably be expected to have, a Seller Material Adverse Effect (as defined in the Master Purchase Agreement), (iii) no change of control of Teva having occurred, (iv) unless equity has already been issued in an amount equal to the Equity Bridge Commitments and the Equity Bridge Financing Arrangements (as such terms are defined in the Bridge Facility) have been cancelled in full, at least ten consecutive business days prior to the funding date, Teva having an effective registration statement on Form F-1 or Form F-3 under the Securities Act of 1933, as amended, available for the issuance of equity, equity-linked or similar securities, (v) the accuracy of certain specified representations and warranties set forth in the Master Purchase Agreement having been true and correct in all material respects as of certain specified dates and (vi) other customary conditions.

The foregoing description of the Bridge Facility does not purport to be complete and is qualified in its entirety by reference to the Bridge Facility, which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LTD.

By:		/s/ Eyal Desheh
	Name:	Eyal Desheh
	Title:	Group EVP & CFO

Date: September 28, 2015

EXHIBITS

99.1	Bridge Loan Credit Agreement, dated as of September 25, 2015, by and among Teva Pharmaceutical Industries Limited, Teva Pharmaceuticals USA, Inc., Teva Pharmaceutical Finance Netherlands III B.V., Teva Capital Services Switzerland GmbH, Citibank, N.A. and the lenders party thereto.